SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
CNPJ No. 42.150.391/0001 -70
NIRE No. 29300006939
PUBLIC COMPANY

EXTRAORDINARY SHAREHOLDERS MEETING

NOTICE OF CONVOCATION

The Shareholders of BRASKEM S.A (“Company”) are hereby being called up to meet in a Extraordinary Shareholders Meeting which shall be held at the headquarters of the Company, at Rua Eteno, no. 1.561, Pólo Petroquímico, Município de Camaçari, Estado da Bahia, on May 31, 2006, at 11:00 a.m., in order to deliberate about the following Agenda:

1. Authorize the conversion of up to 2,632,043 class “A” preferred shares into common shares through a deliberation of the majority of voting stock of the Company, at the rate of 1 Class “A” preferred share     for 1 common share;
2. Approve and ratify the appointment of and the hiring by the managers of the Company of specialized companies which are responsible for the issuance of evaluation reports regarding the assets of the     company Polialden Petroquímica S.A. (“Polialden”), as well as those belonging to the Company;
3. To examine, to discuss and to approve the Protocol and Justification regarding the merger of Polialden into the Company;
4. To examine, to discuss and to approve documents pertaining to the merger of Polialden into the Company;
5. To approve the merger of Polialden into the Company, with a resulting increase of its capital stock, and the issuance of new shares;
6. To approve the amendment to art. 4 of the Company’s Bylaws as result of the increase in its capital stock.

São Paulo, May 15, 2006.

Pedro Augusto Ribeiro Novis
Chairman – Board of Directors

Note: Pursuant art. 16 of the Company’s Bylaws, only those shareholders whose shares have been placed under deposit at the financial institution indicated by the Company, Banco Itaú S.A, up until eight (08) days before the Shareholders Meeting may partake of it.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2006
BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer